NOTICE AND ACCESS NOTIFICATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

This notification is being provided to the shareholders of Vizsla Silver Corp. (the "Company") under the notice-and-access provisions for the delivery of meeting materials in respect of its annual general and special meeting of shareholders to be held on October 2, 2025 (the "Meeting"). Under notice-and-access, instead of receiving printed copies of the Company's information circular (the "Information Circular") and, if requested, the consolidated financial statements for the year ended April 30, 2025, and Management's Discussion and Analysis, the Company is providing shareholders this notice with information on how they may access the Meeting materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery will help reduce paper use, printing, and mailing costs.

DATE, TIME, AND LOCATION OF MEETING

Date: October 2, 2025

Time: 9:00 a.m. (Pacific Time)

Location: Unit 1165, 555 Burrard Street, Vancouver, British Columbia

MATTERS TO BE ACTED UPON AT THE MEETING

Matters to be Acted Upon		Board Voting Recommendations
1.	Fix the number of directors of the Company at seven persons;	FOR
2.	Elect seven directors of the Company for the ensuing year;	FOR
3.	Appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;	FOR
4.	Approve the adoption of the Company's new Omnibus Equity Incentive Plan and approve the unallocated entitlements thereunder;	FOR
5.	Approve, by special resolution, an alteration of the Company's Articles to remove the provisions of Article 15 of the Company's Articles which permit the appointment of alternate directors and delete all references to alternate directors, as more particularly described in the Information Circular; and	FOR
6.	Transact such other business as may properly be put before the Meeting.	N/A

At the Meeting, Shareholders will also receive and consider the audited financial statements of the Company for the financial year ended April 30, 2025, together with the auditors' report thereon.

The Information Circular and the appendices thereto are deemed to form part of this Notice of Meeting.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Meeting materials can be viewed online under the Company's profile at SEDAR+ and also at https://www.vizslasilvercorp.ca.

**Shareholders are reminded to review the information circular prior to voting**

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting materials should be received by the Company no later than September 15, 2025, to ensure timely receipt. Shareholders who wish to receive paper copies of the Meeting materials may request copies by emailing the Company at info@vizslasilver.ca.

VOTING

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.  To vote your securities you must vote by mail, email or online before September 30, 2025, at 9:00 a.m. Pacific Time. Please see the proxy form for information needed to vote by fax, mail, telephone or online. Shareholders with questions about the notice-and-access provisions may contact the Company by email at info@vizslasilvercorp.ca or at 1-604-364-2215.

Registered holders of Common Shares who wish to ensure their securities will be voted at the Meeting are requested to vote online, or to date, complete, and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Information Circular. To be effective, proxies must be received before 9:00 a.m. (PT) on September 30, 2025, or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of the Company. Shareholders who do not hold Common Shares in their own name must follow the instructions set out in the voting instruction form or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Information Circular to ensure their Common Shares will be voted at the Meeting. If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of the Company.

To be effective, the enclosed proxy form must be returned to the Company's transfer agent, Odyssey Trust Company., ("Odyssey"):

Internet: Go to https://login.odysseytrust.com/pxlogin and follow the instructions.

Email: proxy@odysseytrust.com

Mail: Complete the form of proxy or any other proper form of proxy, sign it and mail it to:

Odyssey Trust Company

Suite 702, 67 Yonge St.

Toronto, Ontario M5E 1J8

Attn: Proxy Department

Beneficial shareholders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form. For most beneficial shareholders, voting will be facilitated by Broadridge Investor Communications Corporation ("Broadridge"). Beneficial Holders can submit their vote with Broadridge through the below methods:

Internet: Go to http://proxyvote.com and vote using the 16-digit control number on the enclosed voting information form ("VIF").

Phone: Call the toll-free number on the enclosed VIF and vote using the 16-digit control number.

Mail: Complete the voting instruction form, sign it and mail it in the envelope provided.

All instructions are listed on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Pacific Time) on September 30, 2025, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a VIF instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares.

Please take some time to read the Information Circular before you vote your Common Shares. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, on August 18, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert
President, Chief Executive Officer, and Director